EXHIBIT 99.1

Thomson Reuters Files 2013 Annual Report

NEW YORK, March 12, 2014 – Thomson Reuters (TSX / NYSE: TRI) today filed its annual report for the year ended December 31, 2013. The annual report contains audited financial statements, management’s discussion and analysis (MD&A) and other disclosures.

The annual report is now available in the “Investor Relations” section of www.thomsonreuters.com. The annual report was filed with the Canadian securities regulatory agencies and is available at www.sedar.com. The annual report was also filed with the U.S. Securities and Exchange Commission on Form 40-F and is available at www.sec.gov.

Hard copies of the 2013 annual report may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com. Copies may also be requested by writing to Thomson Reuters Investor Relations, 3 Times Square, New York, NY 10036, United States.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

CONTACTS

MEDIA	INVESTORS
David Girardin	Frank J. Golden
Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 4870	+1 646 223 5288
david.girardin@thomsonreuters.com	frank.golden@thomsonreuters.com